Exhibit 99.1

NewsRelease

TransCanada Applies for Keystone XL Presidential Permit

Calgary, Alberta – May 4, 2012 – TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) announced today it has submitted a Presidential Permit application to the U.S. Department of State (DOS) for the Keystone XL Pipeline from the U.S./Canada border in Montana to Steele City, Nebraska. TransCanada will supplement that application with an alternative route in Nebraska as soon as that route is selected.

"The multi-billion dollar Keystone XL pipeline project will reduce the United States' dependence on foreign oil and support job growth by putting thousands of Americans to work," said Russ Girling, TransCanada's president and chief executive officer. "Keystone XL will transport U.S. crude oil from the very large Bakken supply basin in Montana and North Dakota, along with Canadian oil, to U.S. refineries.

"Our application for a Presidential Permit builds on more than three years of environmental review already conducted for Keystone XL," Girling added. "It was the most comprehensive process ever for a cross-border pipeline and that work should allow our cross border permit to be processed expeditiously and a decision made once a new route in Nebraska is determined."

Girling points out the 10,000 pages of review already completed for Keystone XL concluded the project would have minimal impact on the environment. Using this existing research and analysis also satisfies President Obama's call to speed infrastructure development through more efficient and effective permitting and review.

The application includes the already reviewed route in Montana and South Dakota. In April, legislation was passed in Nebraska and signed into law by Governor Heineman that enabled TransCanada to re-engage with Nebraska's Department of Environmental Quality (DEQ), allowing the company to continue to work collaboratively in determining an alternative route for Keystone XL that avoids the Sandhills. Alternative routing corridors and a preferred corridor were submitted to the DEQ April 18. The DEQ will now help determine a specific route and oversee the public comment and review process. Once a route is finalized, it will be submitted as part of the Presidential Permit application.

TransCanada maintains its commitment to build Keystone XL as safely and reliably as possible. To that end, the company will adopt and comply with 57 special conditions developed by the U.S. federal pipeline regulator PHMSA (Pipeline and Hazardous Materials Safety Administration) that provide an even greater confidence in the operation and monitoring of the pipeline, including: a higher number of remotely controlled shut-off valves, increased pipeline inspections and pipe that is buried deeper in the ground. The Final Environmental Impact Statement for the project issued in August 2011 concluded the incorporation of the 57 special conditions 'would result in a project that would have a degree of safety over any other typically constructed domestic oil pipeline system under current code'

Keystone XL is in the national interest of the United States as it would create thousands of much needed construction and manufacturing jobs and allow Americans to move closer toward achieving energy security. The U.S. consumes 14 to 15 million barrels of oil each day - forecasts suggest this will not change for decades. Current imports amount to eight to nine million barrels each day, approximately 60 per cent of the United States' requirements.

The Keystone XL project offers Americans a choice of receiving a reliable source of Canadian and U.S. oil through this pipeline system or continuing to import crude oil from unstable places such as the Middle East and Venezuela that do not share American values.

Shipper interest remains strong, with Keystone XL currently having firm, long-term contracts in place to transport in excess of 500,000 barrels per day (bbl/d) of Western Canada Sedimentary Basin (WCSB) crude oil to existing U.S. Gulf Coast refineries. Bakken Marketlink, using facilities which form part of the proposed project; currently has firm, long-term contracts to transport 65,000 bbl/d of Bakken crude oil from the Williston Basin in North Dakota and Montana. This is clear evidence the market needs this pipeline. Keystone XL has an initial capacity of 830,000 bbl/d, oil that will be processed in American refineries.

TransCanada expects to begin construction of Keystone XL in the first quarter of 2013, with completion slated for late 2014 or early 2015. Construction of the US$2.3 billion Gulf Coast Project (Cushing, Oklahoma to Nederland, Texas) is expected to begin this summer, with an in-service date of mid to late 2013.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as  "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis dated February 15, 2012 under TransCanada's profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange
Commission.

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